FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways' employees:

Hello. This is Bruce Lakefield on Friday, September 23rd.

As you know, our merger with America West Airlines is scheduled to close on Tuesday. So, in all likelihood, this will be my last message to you as president and CEO.

No words can describe how I have come to appreciate all of you. Not just for your outstanding character and high level of professionalism, but also for your love of this industry and your dedication to our company. You have made enormous sacrifices to keep our company alive and preserve our proud heritage.

I understand how hard those sacrifices have been for you. You were asked to do more with less --more than you thought you could do. And you delivered.

Believe me, asking people to make sacrifice after sacrifice is not in any way enjoyable. My sole motivation when I accepted the CEO responsibilities was to keep this company in business and to save as many jobs as we possibly could.

I wish that industry conditions were favorable enough that we could pay you more and provide you with additional resources to do your job. But the harsh reality is that industry conditions are worse than ever before. There were times when we felt that we would not be able to stay in business for more than a few weeks.

But we did. And what we have now is far more than we could have hoped for.

We are merging with a young company with a fresh approach to running an airline and a record of proven success. I have said to you time and again that I have utmost confidence in our new management team, particularly our new chief executive, Doug Parker.

And I have tremendous confidence in you, that your pride and professionalism will make the new US Airways a success. Yes, your pride and professionalism will make the new US Airways a success.

Many times, as I have flown our system, I have seen you in action. You are courteous, helpful, and professional. I continue to hear the same thing from our customers.

Our operational performance for September has been great, at both mainline and Express. There's a good chance that, for the first time, we will be paying incentives under our All Together, On Time initiative.

This is one expense we will be overjoyed to pay. It speaks highly of every one of you to be able to focus on our performance, given the many challenges we face.

While I will be handing off my responsibilities to Doug, I will not be far from the action. I will remain as vice-chairman of the new board of directors. I look forward to that.

Thank you so much for the opportunity to have worked together to enable this airline to continue flying. We have celebrated our accomplishments and suffered through our disappointments. Yet, still we fly high above the rest.

Working with you is an experience that I never will forget. So my final Bravo Zulu goes out to every one of you who have made this airline what it is today. There are no finer employees and no prouder a former CEO.

Thank you.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was be mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.